Cicero Inc.
8000 Regency Parkway
Cary, NC 27518

February 2, 2009

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attn: Katherine Wray, Esq.

Re:	Cicero Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed August 4, 2008
File No. 333-151893

Dear Ms. Wray:

On behalf of Cicero Inc. (the “Company”), we are filing herewith Amendment No. 2 to the Company’s Registration Statement on Form S-1 (the “Registration Statement”).

Reference is made to the letter of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission, dated August 15, 2008, setting forth comments to the Registration Statement filed by the Company on August 4, 2008. Set forth below are the Staff’s comments, indicated in bold, and the Company’s responses.

General

1.
Please amend your filing to include appropriately updated financial statements.  See Rule 3-12 of Regulation S-X.  In addition, disclosure throughout your filing should be updated to conform to the additional information that will be provided in your updated financial statements.

Response: The Company has amended its filing to include financial statements in accordance with Rule 3-12 of Regulation S-X and revised its disclosure accordingly.

Selling Stockholders, page 10

2.
Footnote 34 to the selling stockholder table in your amended registration statement states that the company issued 80,993 shares to selling stockholder Chris Whalen in July 2008, subsequent to the initial filing on June 24, 2008 of your registration statement which seeks to register such shares for resale.  We note, however, that the selling stockholder table in your registration statement as initially filed listed the same number of shares for the account of Mr. Whalen.  Please advise as to the actual timing of the stock issuance to Mr. Whalen and revise your filing as necessary.

Response: On June 2, 2008, the Company entered into an agreement with Mr. Whalen to issue 80,993 shares of the Company’s common stock in order to satisfy an obligation of $20,678 due Mr. Whalen for consulting fees; however, the shares were not actually issued until July 2008. Hence, Mr. Whalen’s investment decision was made prior to the Company’s initial filing of the registration statement. The Company has revised footnote 34 accordingly.

3.
In footnotes (b) and (c) to the selling stockholder table, you name natural persons who exercise “sole or shared voting or dispositive power” with respect to the shares held by BluePhoenix Solutions, Ltd. and Haines Family Associates, LP, respectively.  Please revise these references to refer to sole voting and dispositive power, or name the other natural persons who exercise these powers.

Response: The Company has revised footnotes (b) and (c) to the Selling Stockholder table to indicated those persons who hold the sole voting and dispositive power over the shares held by BluePhoenix Solutions, Ltd. and Haines Family Associates, LP.

The Company respectfully requests that the Staff promptly review the Registration Statement and the Company's responses so that the Company's Registration Statement may be declared effective by the Staff as soon as possible, but in no event later than February 11, 2009 since the Company's interim financial statements will go stale after that date.

Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact the undersigned at (919) 380-5000.

Sincerely,
/s/ John P. Broderick
John P. Broderick Chief Executive Officer

cc:	Andrew D. Hudders, Esq.